Filed Pursuant to Rule 433
Dated May 15, 2012
Registration Statement No. 333-175224

$250 MILLION 6.25% SUBORDINATED DEBENTURES DUE 2042

Issuer:	Protective Life Corporation

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB/BB+
Security Type:	Subordinated Unsecured Fixed Rate Debentures
Offering Format:	SEC Registered
Principal Amount:	$250,000,000
Overallotment Option:	$37,500,000
Public Offering Price:	$25.00
Underwriting Discount:	$0.7875
Proceeds to Issuer (before expenses):	$242,125,000 (or $278,443,750 if the underwriters exercise their overallotment option in full)

Trade Date:	May 15, 2012
Settlement Date:	May 18, 2012 (T + 3)
Maturity Date:	May 15, 2042
Denominations:	$25 each and integral multiples of $25 in excess thereof
Coupon:	6.25%
Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2012
Optional Redemption:

Redeemable in whole at any time or in part from time to time on or after May 15, 2017, at a redemption price equal to their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption;

Redemption after the Occurrence of a Tax Event:

Redeemable in whole, but not in part, at any time prior to May 15, 2017, within 90 days of the occurrence of a ‘‘tax event’’ at a redemption price equal to $26 per $25 in principal amount of Debentures being redeemed plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

CUSIP / ISIN:	743674608 / US7436746082
Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc.
Sr. Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC Comerica Securities, Inc. ProEquities, Inc. Raymond James & Associates, Inc. RBC Capital Markets, LLC The Williams Capital Group, L.P.

Other Relationships:

In addition to the information provided in Protective’s preliminary prospectus supplement, affiliates of U.S. Bancorp Investments, Inc. and BNY Mellon Capital Markets, LLC are lenders under Protective’s revolving credit facility, and an affiliate of BNY Mellon Capital Markets, LLC is the trustee with respect to the Debentures and other outstanding debt securities of Protective.

Protective expects to receive approximately $241,400,000 (or up to $277,718,750 if the underwriters exercise their overallotment option) in net proceeds from the sale of the Debentures, after deducting the underwriting discount and estimated offering expenses payable by Protective.

Protective intends to use the net proceeds from this offering, together with cash on hand and a draw of approximately $15.0 million under its existing revolving credit facility, to redeem (i) all $100.0 million of 7.50% Trust Originated Preferred Securities due 2031 issued by PLC Capital Trust III, (ii) all $115.0 million of 7.25% Trust Originated Preferred Securities due 2032 issued by PLC Capital Trust IV and (iii) assuming no exercise of the underwriters’ overallotment option, $50.0 million of the $200.0 million of its 7.25% Capital Securities due 2066.

At March 31, 2012, Protective’s indebtedness totaled approximately $2.0 billion, and after giving effect to this offering and the use of proceeds as described and based on the assumptions set forth under “Use of Proceeds” in the prospectus supplement, will total approximately $2.0 billion (on a carrying value basis), of which $1.5 billion will rank senior to the Debentures.

Other financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC, toll-free at (800) 326-5897, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, Barclays Capital Inc., toll-free at (888) 603-5847 or Citigroup Global Markets, Inc., toll-free at (877) 858-5407.